[Letterhead of China Biopharmaceuticals Holdings, Inc.]




Suite 1601, Building A
Jinshan Tower,  No. 8 Shan Xi Road
Nanjing, Jiangsu, China
Fax: 86-25-83205759

                                                                    May 11, 2006
Mr. John L. Krug
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

         Re: China Biopharmaceuticals Holdings, Inc. (the "Company") Registration Statement on Form SB-2 File No. 333-132693

Ladies and Gentlemen:

         On behalf of the Company, request is hereby made that the effective date of the above-captioned Registration Statement be accelerated as soon as may be practicable.

         In connection with our submission of this request, we acknowledge that:

               o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

               o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

               o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                         Very truly yours,

                                         China Biopharmaceuticals Holdings, Inc.


                                         By: /s/ Chris Peng Mao
                                           -------------------------------------
                                           Name: Chris Peng Mao
                                           Title: Chief Executive Officer